Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1200

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. PURSUANT TO RULE 83

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".

December 15, 2017

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
Response Dated October 17, 2017
File No. 001-06686

Dear Mr. Spirgel:
During a conference call on November 16, 2017, the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided certain additional comments to the comment response letter filed with the Staff on October 17, 2017 related to the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” “Interpublic” or “we”) for the year ended December 31, 2016 filed on February 21, 2017. This letter sets forth our response to the additional comments provided by the Staff. For convenience, we have reproduced the comments below in italics and have provided our response to each immediately below.
Because of the confidential nature of information contained herein, this submission includes a request for confidential treatment of the entirety of the comments and responses included in this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 1

Mr. Larry Spirgel
United States Securities and Exchange Commission

Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). A complete version of the response letter has been separately filed with the Staff.
Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #1

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CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 2

Mr. Larry Spirgel
United States Securities and Exchange Commission

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The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 3

Mr. Larry Spirgel
United States Securities and Exchange Commission

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #2

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The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #2 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 4

Mr. Larry Spirgel
United States Securities and Exchange Commission

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 5